August 21, 2025

Christopher J. Vohs
Chief Financial Officer
Bluerock Homes Trust, Inc.
919 Third Avenue
40th Floor
New York, NY 10022

       Re: Bluerock Homes Trust, Inc.
           Form 10-K for the fiscal year ended December 31, 2024
           Response dated August 1, 2025
           File No. 001-41322
Dear Christopher J. Vohs:

       We have reviewed your August 1, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 8,
2025 letter.

Form 10-K for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
Note 3 - Acquisition of Real Estate, page F-15

1. We note your response to our prior comment. Please clarify for us the consideration transferred in the acquisition. Also, tell us if any existing debt on the property acquired was paid down in the transaction.



       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters.
 August 21, 2025
Page 2



                  Sincerely,

                  Division of Corporation Finance
                  Office of Real Estate & Construction